EXHIBIT 99.1

Equinor ASA: Share buy-back

Equinor has on 30 December 2019 purchased 1,005 own shares at Oslo Stock Exchange at an average price of 175.7503 Norwegian kroner per share.

These share purchases form part of the first tranche of the company's share buy-back programme 2019-2022 announced on 5 September 2019. After this transaction Equinor owns a total of 23,578,410 own shares under the share buy-back programme.

For further information about the share buy-back programme, reference is made to the Oslo Stock Exchange notification published on 5 September 2019 (available from www.newsweb.no).